SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          SOUTHWESTERN RESOURCES CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                    845770106

                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2002

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

                                  SCHEDULE 13D

CUSIP No. 845770106                                                  Page 2 of 7

________________________________________________________________________________
1    NAME OF REPORTING PERSON            Resource Capital Investment Corporation
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON               88-0384205

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS                                              Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                          0

               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER                                1,102,600
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                           1,102,600


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,102,600

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                                 CO

________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 845770106                                                  Page 3 of 7

1    NAME OF REPORTING PERSON                     Rule Family Trust udt 12/17/98
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON           Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS                                              Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                             California

________________________________________________________________________________
               7    SOLE VOTING POWER                                          0

               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER                                1,249,968
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                           1,249,968


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,249,968

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     7.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                                 OO

________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 845770106                                                  Page 4 of 7

1    NAME OF REPORTING PERSON                               Arthur Richards Rule
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS                                              Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER                                          0

               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER                                1,249,968
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                           1,249,968


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,249,968

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     7.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                                 IN

________________________________________________________________________________

CUSIP No. 845770106                                                  Page 5 of 7

                                  SCHEDULE 13D
                                (Amendment No. 1)

      The Statement on Schedule 13D, dated April 11, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000"), its corporate general partner, Resource Capital Investment Corporation ("Resource Capital"), the Rule Family Trust udt 12/17/98, a revocable grantor trust (the "Trust") and Arthur Richards Rule (the "Schedule 13D"), is hereby amended by this Amendment No. 1, dated December 12, 2002 (the "Amendment"), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Southwestern Resources Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      Information in this Amendment is provided to: (1) delete Exploration 2000 as a Reporting Person; and (2) report sales of Common Shares as described in
Item 5(c) hereof.

      NOTE: Beneficial ownership calculations below are based on 16,458,596 Common Shares of the Issuer outstanding as of December 6, 2002.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) Names

This Statement is filed by (i) Resource Capital, by virtue of its position as General Partner of (A) Exploration 2000 and (B) Exploration Capital Partners Limited Partnership ("Exploration Capital"), both direct beneficial owners of Shares*, as set forth below; (ii) by virtue of its indirect ownership and control of (A) each of Exploration 2000 and Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource Investments Ltd. ("Global Resource"), a direct beneficial owner of Shares, as set forth below, by the Rule Family Trust utd 12/17/98 (the "Trust"), a revocable grantor trust; and (iii) by virtue of his position with Resource Capital and ownership interest in the Trust, as described in the following paragraph, by Arthur Richards Rule (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Exploration 2000, which is not a Reporting Person, is the direct beneficial owner of 625,100 Shares (less than 4% of the Outstanding Issuer Shares, as defined in Item 5(a) below). The corporate General Partner of Exploration 2000 is Resource Capital.

Exploration Capital, which is not a Reporting Person, is the direct beneficial owner of 477,500 Shares (less than 3% of the Outstanding Issuer Shares, as defined in Item 5(a) below). The corporate General Partner of Exploration Capital is Resource Capital.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 147,368 Shares (less than 1% of the Outstanding Issuer Shares, as defined in Item 5(a) below). The corporate General Partner of Global Resource is Rule Investments, Inc. ("Rule Investments"). The Trust owns 100% of Rule Investments.

Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

CUSIP No. 845770106                                                  Page 6 of 7

The only other executive officer or Director of any of the Reporting Persons is Keith Presnell, who is Chief Financial Officer and a Director of Resource Capital. Information as to Mr. Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of this Statement.

* NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned as well as those issuable on exercise of immediately exercisable warrants.

Item 5. Interest in Securities of the Issuer

      Item 5(a) - (c) is hereby amended and restated to read in its entirety as follows:

(a) Exploration 2000 is the direct beneficial owner of 625,100 Shares (including 440,000 immediately exercisable warrants). By virtue of the relationships described under Item 2 of this Statement, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration 2000.

Exploration Capital is the direct beneficial owner of 477,500 Shares (including 310,000 immediately exercisable warrants). By virtue of the relationships described under Item 2 of this Statement, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 147,368 Shares (including 73,684 immediately exercisable warrants). By virtue of the relationships described in Item 2 of this Statement, each of the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

By virtue of its relationships with Exploration 2000 and Exploration Capital, Resource Capital may be deemed to share indirect ownership of an aggregate 1,102,600 Shares (including 750,000 immediately exercisable warrants), or approximately 6.4% of the Outstanding Issuer Shares.

By virtue of their relationships with Exploration 2000, Exploration Capital and Global Resource, each of the Trust and Mr. Rule may be deemed to share indirect ownership of an aggregate 1,249,968 Shares (including 823,684 immediately exercisable warrants), or approximately 7.2% of the Outstanding Issuer Shares.

(b) By virtue of the relationships described in Item 2, each of Resource Capital, the Trust and Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration 2000 as well as the Shares held by Exploration Capital. Also by virtue of the relationships described in Item 2, each of the Trust and Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Global Resource.

(c) The following transactions occurred during the past 60 days with respect to the Shares indirectly beneficially owned by the Reporting Persons:

Exploration 2000 sold Common Shares, all in open market transactions on the Toronto Stock Exchange, as follows:

12/3/02 - 105,000 shares @ Cdn.$4.46, for proceeds of approximately Cdn.$468,300 (US$300,649)

12/4/02 - 80,000 shares @ Cdn.$6.81, for proceeds of approximately Cdn.$544,800 (US$349,762)

Exploration Capital sold Common Shares, all in open market transactions on the Toronto Stock Exchange, as follows:

11/18/02 - 9,000 shares @ Cdn.$2.70, for proceeds of approximately Cdn.$24,300 (US$15,285)

11/29/02 - 35,000 shares @ Cdn.$2.62, for proceeds of approximately Cdn.$91,700 (US$58,596)

CUSIP No. 845770106                                                  Page 7 of 7

                                   SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 12, 2002             Resource Capital Investment Corporation

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                        Keith Presnell, Chief Financial Officer


Date: December 12, 2002             Rule Family Trust udt 12/17/98

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                        Keith Presnell, Attorney-in-Fact for
                                        Arthur Richards Rule, Trustee


Date: December 12, 2002             Arthur Richards Rule, individually

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                       Keith Presnell, Attorney-in-Fact